

August 26, 2014

Via E-mail
David A Brearton
Chief Financial Officer
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015

Re: **Mondelēz International, Inc.**
              Form 8-K Dated August 6, 2014
              Filed August 6, 2014
              File No. 001-16483

Dear Mr. Brearton:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K dated August 6, 2014

Exhibit 99.1

1.   The bullet points highlighted at the beginning of the press release provided under Exhibit 99.1 include presentations of organic net revenue, adjusted operating income and adjusted EPS, each of which is a non-GAAP measure. However, this section of the press release does include presentations of corresponding amounts as determined under GAAP. Explain to us why you believe this complies with Item 10(e)(1)(i)(A) of Regulation S-K, which requires a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 on the financial statements and related matters. You may contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant

cc: Via E-mail
        Carol J. Ward
        Vice President and Corporate Secretary
        Mondelēz International, Inc.